Exhibit 99.1

ARC Resources Ltd. Announces Closing of Sale of Non-Core Assets

CALGARY, Jan. 31 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC Resources") is pleased to announce the closing of the previously announced sale of non-core assets in Central Alberta to OMERS Energy Inc. and Superman Resources Inc. for proceeds of $170 million prior to normal post closing adjustments. Partial proceeds will be held in escrow until all rights of first refusal have been dealt with. As part of the sale, ARC Resources also closed the acquisition of 36 sections of land in the Ante Creek region of Northern Alberta.

ARC Resources is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. The Trust has forecast 2011 production to be between 84,000 and 87,000 barrels of oil equivalent per day. ARC Resources shares trade on the TSX under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 17:51e 31-JAN-11